United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

March 13, 2023

Date of Report (Date of earliest event reported)

A SPAC I Acquisition Corp.

(Exact Name of Registrant as Specified in its Charter)

British Virgin Islands	001-41285	n/a
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Level 39, Marina Bay Financial Centre Tower 2, 10 Marina Boulevard Singapore, 018983	n/a
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (65) 6818-5796

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares	ASCA	The Nasdaq Capital Market LLC
Warrants	ASCAW	The Nasdaq Capital Market LLC
Units, each consisting of one Class A Ordinary Share, no par value, three-fourths (3/4) of one redeemable warrant and one Right to acquire one-tenth (1/10) of one Class A Ordinary Share	ASCAU	The Nasdaq Capital Market LLC
Rights	ASCAR	The Nasdaq Capital Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On March 13, 2023, A SPAC I Acquisition Corp. (the “Company”) issued an unsecured promissory note in the aggregate principal amount of up to $500,000 (the “Note”) to A SPAC (Holdings) Acquisition Corp., the Company’s sponsor (the “Sponsor”). Pursuant to the Note, the Sponsor agreed to loan to the Company an aggregate amount of up to $500,000 payable promptly after the date on which the Company consummates a business combination. In the event that the Company does not consummate a business combination, the Note will be terminated. Such Note is convertible into warrants having the same terms and conditions as the public warrants, at the price of $1.00 per warrant, at the option of the Sponsor. The Note does not bear interest.

The proceeds of the Note will be used by the Company to pay various expenses of the Company, including any payment to extend the period of time the Company has to consummate an initial business combination, and for working capital purposes.

The foregoing description of the Note is qualified in its entirety by reference to the full text of the Note, a copy of which is filed with this Current Report on Form 8-K as Exhibit 10.1 and is incorporated herein by reference.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The disclosure contained in Item 1.01 of this Current Report on Form 8-K is incorporated by reference in this Item 2.03.

Item 3.02 Unregistered Sales of Equity Securities.

The disclosure contained in Item 1.01 of this Current Report on Form 8-K is incorporated by reference in this Item 3.02.

Item 8.01 Other Events

On March 15, 2023, the Company made a deposit of $90,000 (the “Extension Payment”) to the trust account and extended the period of time the Company has to consummate an initial business combination from March 17, 2023 to April 17, 2023. Following the deposit of the Extension Payment, the amount of funds remaining in the trust account was approximately $37.68 million.

Item 9.01 Exhibits

Exhibit No.	Description
10.1	Promissory Note, dated March 13, 2023, issued to the Sponsor.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 16, 2023

A SPAC I ACQUISITION CORP.

By:	/s/ Claudius Tsang
Name:	Claudius Tsang
Title:	Chief Executive Officer and Chief Financial Officer

2